EMERSON RADIO CORP. 610 Fifth Avenue, suite 311, New York, NY 10020 (212) 897-5440
December 2, 2009
Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emerson Radio Corp.
Form 10-K for fiscal year ended March 31, 2008
Form 10-K for fiscal year ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
File No. 001-07731
Dear Mr. Spirgel,
On behalf of Emerson Radio Corp. (the “Company”), the following is our response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter (the “Comment Letter”) dated November 23, 2009. The Staff’s comment has been retyped in bold italics below, and is followed by our response.
1. We note your response to our comment letter dated October 23, 2009 and your proposed disclosures. With respect to the roll forward, please confirm to us that you will provide in MD&A a sufficiently detailed explanation for the “adjustment” amounts, when material.
In response to the Comment Letter, with respect to the roll forward, the Company hereby confirms that it will provide a sufficiently detailed explanation for the “adjustment” amounts in MD&A, when material.
Thank you very much for your courtesies in this matter.
Sincerely and with best regards,
/s/ Greenfield Pitts
Greenfield Pitts
Chief Financial Officer